Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Amendment No. 1 to Form S-3 (No. 333-233419) of XpresSpa Group, Inc. of our report dated April 1, 2019 with respect to our audits of the consolidated financial statements of XpresSpa Group, Inc. (which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), as of and for the years ended December 31, 2018 and 2017, which appear in the Annual Report on Form 10-K of XpresSpa Group Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ CohnReznick LLP

Jericho, New York
September 27, 2019